UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

CKE Restaurants, Inc.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

12561E105
(CUSIP Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:
C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

September 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐

CUSIP No. 928365-20-4			Page 2 of 14

1.	Name of Reporting Person:
Fidelity National Financial, Inc.
Fidelity National Title Company of California
Fidelity National Title Insurance Company
Fidelity National Title Insurance Company of New York
	Fidelity National Title Company		I.R.S. Identification Nos. of above persons (entities only): 86-0498599 94-0352770 86-0417131 13-1286310 95-3283219

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,601,682 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,601,682 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
Fidelity National Financial, Inc. 1,777,082 (1)
Fidelity National Title Company of California 0
Fidelity National Title Insurance Company 0
Fidelity National Title Insurance Company of New York 0
Fidelity National Title Company 824,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 4.5% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes currently exercisable warrants to purchase 736,496 shares of Common Stock.

(2)	Based upon 57,574,695 shares of Common Stock outstanding as stated in the issuer’s Quarterly Report on Form 10 — Q for the quarterly period ended May 19, 2003.

Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 21, 2003, and relates to the Common Stock, par value $0.01 per share (“CKE Common Stock”), of CKE Restaurants, Inc., a Delaware corporation (“CKE” or the “Company”). It is filed by Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), Fidelity National Title Company of California, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity California”), Fidelity National Title Insurance Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Title”) Fidelity National Title Insurance Company of New York, a New York corporation and a wholly-owned subsidiary of Fidelity (“Fidelity New York”) and Fidelity National Title Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity National Title”). Fidelity, Fidelity California, Fidelity Title, Fidelity New York and Fidelity National Title are collectively referred to herein as the “Reporting Persons.”

The Schedule 13D is hereby amended as follows.

Item 2. Identity and Background

     Fidelity National Financial, Inc. is a Delaware corporation with its principal business and principal executive offices located at 601 Riverside Avenue, Jacksonville, Florida 32204. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate related services. Information regarding the directors, executive officers and controlling persons of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Company of California is a California corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Fidelity California is engaged in the business of underwriting title insurance policies by its agents and other companies. Information regarding the directors, executive officers and controlling persons of Fidelity California is set forth on Schedule II attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Insurance Company is a California corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Fidelity Title is engaged in the business of underwriting title insurance policies by its agents and other companies. Information regarding the directors, executive officers and controlling persons of Fidelity Title is set forth on Schedule III attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Insurance Company of New York is a New York corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 2 Park Avenue, New York, New York 10016. Fidelity New York is engaged in the business of underwriting title insurance policies by its agents and other companies. Information regarding the directors, executive officer and controlling persons of Fidelity New York is set forth on Schedule IV attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Company is a California corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Fidelity National Title Company is engaged in the business of underwriting title insurance policies by its agents and other companies. Information regarding the directors, executive officers and controlling persons of Fidelity Title is set forth on Schedule V attached hereto, which schedule is hereby incorporated by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     This item is not applicable. This Schedule 13D/A reports sales of shares rather than purchases.

Item 4. Purpose of Transaction.

     Between September 5, 2003 and September 9, 2003, the Reporting Persons sold approximately 300,000 shares of CKE Common Stock in open market transactions. On or about September 5, 2003, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of CKE Common Stock. The primary purpose of the sales by the Reporting Persons of CKE Common Stock was to realize liquidity on their investment.

     Subject to market conditions, the Reporting Persons or their affiliates may acquire or dispose of CKE Common Stock from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

     Except as set forth in this Item 4, none of the Reporting Persons have plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)  As of the close of business on September 9, 2003, after giving effect to the transactions described in Item 4 above, the Reporting Persons may be deemed to own, in the aggregate, 2,601,682 shares of CKE Common Stock and warrants to purchase 967,267 shares of CKE Common Stock, which constitutes 4.5% of the outstanding shares of CKE Common Stock. The percentage given is based upon the 57,574,695 shares of CKE Common Stock outstanding, as stated in its Quarterly Report on Form 10–Q for the quarter ended May 19, 2003.

     (b)  Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares of CKE Common Stock. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of CKE Common Stock.

     (c)  Transactions in CKE Common Stock by the Reporting Persons effected in the past 60 days are described in Schedule V hereto, which schedule is hereby incorporated by reference. All such transactions were effected by the Reporting Persons in the open market on the New York Stock Exchange Composite Transactions Tape.

     (d)  Not applicable.

     (e)  On or about September 5, 2003, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of CKE Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     William P. Foley, the Chairman of the Board and Chief Executive Officer of Fidelity, is a director of the Company and beneficially owns 5,874,872 shares of the Common Stock of the Company (which includes 2,359,971 options exercisable within 60 days of September10, 2003). Daniel D. (Ron) Lane is a director of Fidelity and a director of the Company and beneficially owns 1,159,328 shares of the Common Stock of the Company (which includes 266,472 options exercisable within 60 days of September 10, 2003). Frank P. Willey is Vice Chairman of the Board of Fidelity and a director of the Company and beneficially owns 532,324 shares of the Common Stock of the Company (which includes 115,069 options exercisable within 60 days of September 10, 2003).

     Except as described herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CKE, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2003	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
FIDELITY NATIONAL FINANCIAL, INC.

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity:

William P. Foley, II	Chairman of the Board and Chief Executive Officer
Frank P. Willey	Vice Chairman of the Board
Raymond R. Quirk	President
Alan L. Stinson	Executive Vice President, Chief Financial Officer
Christopher Abbinante	Executive Vice President, Co-Chief Operating Officer
Ronald R. Maudsley	Executive Vice President, Co-Chief Operating Officer
Ernest D. Smith	Executive Vice President, Co-Chief Operating Officer
Terry N. Christensen	Director
John F. Farrell, Jr.	Director
Philip G. Heasley	Director
William A. Imparato	Director
Donald M. Koll	Director
Daniel D. (Ron) Lane	Director
General William Lyon	Director
Patrick F. Stone	Director
J. Thomas Talbot	Director
Cary H. Thompson	Director

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY NATIONAL TITLE OF
COMPANY OF CALIFORNIA

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity California are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity California. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity California. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity California:

William P. Foley, II	Director, Chief Executive Officer
Alan L. Stinson	Director, Chief Financial Officer
Raymond R. Quirk	Director, President
Frank P. Willey	Director, Executive Vice President

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY NATIONAL TITLE
INSURANCE COMPANY

     The names, present principal occupations and business addresses of the directors and executive officers Fidelity Title are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity Title. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity Title. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity Title:

William P. Foley, II	Director, Chief Executive Officer
Alan L. Stinson	Director, Chief Financial Officer
Raymond R. Quirk	Director, Executive Vice President
Ronald R. Maudsley	Director, Executive Vice President
Frank P. Willey	Director, Executive Vice President, Assistant Secretary
Paul DeFalco	Executive Vice President
Francene DePrez	Executive Vice President
Joseph Drum	Executive Vice President
Thomas E. Evans, Jr.	Executive Vice President
Burt Rain	Executive Vice President
Ernest D. Smith	Executive Vice President
Darryl Tyson	Executive Vice President

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY NATIONAL TITLE
INSURANCE COMPANY OF NEW YORK

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity New York are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity New York. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity New York. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity New York:

William P. Foley, II	Director, Chief Executive Officer
Vernell Clarke	Director
Joseph Friedman	Director
Jonathan Richards	Director
Alan L. Stinson	Director, Chief Financial Officer
Frank P. Willey	Director, Executive Vice President
Charles Wimer	Director, Executive Vice President
Francene DePrez	Executive Vice President
Ronald R. Maudsley	Executive Vice President
Jim Kilgallon	Executive Vice President

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY NATIONAL TITLE
COMPANY

     The names, present principal occupations and business addresses of the directors and executive officers Fidelity National Title are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity National Title. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity National Title. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity National Title:

William P. Foley, II	Director, Chief Executive Officer, President
Raymond R. Quirk	Director
Alan L. Stinson	Chief Financial Officer
Thomas E. Evans, Jr.	Executive Vice President
Frank P. Willey	Executive Vice President, Assistant Secretary
Larry Medina	President, San Diego County
Thomas Bolinger	President, Sacramento County
Cindy Fried	President, Los Angeles County

SCHEDULE VI

RECENT TRANSACTIONS IN CKE COMMON STOCK

     During the 60 days prior to September 9, 2003, the Reporting Persons have engaged in the transactions in CKE Common Stock set forth below. Each such transaction was effected by Fidelity in the open market on the New York Stock Exchange Composite Transactions Tape.

Reporting Person	Date of Transaction	Nature of the Transaction	Amount of Securities	Price Per Share

Fidelity	September 5, 2003	Open market sale	39,000	$6.60
Fidelity	September 8, 2003	Open market sale	40,000	$6.6727
Fidelity	September 9, 2003	Open market sale	63,600	$6.6928
Fidelity National Title	September 5, 2003	Open market sale	40,000	$6.60
Fidelity National Title	September 8, 2003	Open market sale	47,400	$6.6727
Fidelity National Title	September 9, 2003	Open market sale	70,000	$6.928